FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

Belfort, Jordan
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   (Last)               (First)                 (Middle)

500 North Broadway, Suite 240
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                                    (Street)

Jericho, New York  11753
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Steven Madden, Ltd. (SHOO)

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3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

October 1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [X]   10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          10/7/97        P               20,000      A      7.69     1,339,371(1)   I        See
                                                                                                                         Footnote 2.
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Common Stock                          10/9/97        P               5,000       A      8.125    1,339,371(1)   I        See
                                                                                                                         Footnote 2.
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Common Stock                          10/10/97       P               10,000      A      8.156    1,339,371(1)   I        See
                                                                                                                         Footnote 2.
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Common Stock                          10/13/97       P               5,000       A      7.969    1,339,371(1)   I        See
                                                                                                                         Footnote 2.
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Warrants(3)         5.50     10/10/97 P         10,000       Present  12/10/98 Common    10,000  3.25     10,000    I        See
                                                                               Stock                                         FN 2.
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

Explanation of Responses:

(1) This number includes 315,000 shares issuable upon exercise of the Units reported on the Form 3 filed by Mr. Belfort on September 17, 1997 and 10,000 shares issuable upon exercise of the warrants reported on this Form 4..

(2) These shares and warrants were purchased by J2 Holdings, Incorporated, a New York corporation. Mr. Belfort is the president and sole shareholder of J2 Holdings, Incorporated.

(3) Each warrant entitles the holder to purchase one share of common stock at a price of $5.50 per share. The warrants are exercisable through December 10, 1998, and may be redeemed by the Company, under certain conditions.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


          /s/ Jordan Belfort                                   October 15, 1997
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       ** Signature of Reporting Person                              Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient.
       See Instruction 6 for procedure.